EXHIBIT 99.4

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
www.pwc.com/ca

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2010 of Sprott Resource Lending Corp. of our report dated March 10, 2011, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report Exhibit 99.2.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 10, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.